Exhibit 2

AGM 2024
Chair’s address

1.	WELCOME AND INTRODUCTION

Good morning, ladies and gentlemen, and welcome to BAT’s 2024 Annual General Meeting.

The AGM is a valuable opportunity to meet and hear from you, our shareholders. A forum to look back at BAT’s performance during the past year and also to look ahead.

All of your Directors are here today, apart from Dimitri Panayotopoulos who is unable to attend.

I also want to take this opportunity to give Tadeu Marroco a very warm welcome to his first AGM as BAT’s Chief Executive.

2.	SUMMARY OF 2023 RESULTS

2023 was a year of resilient financial performance and delivery in line with BAT’s guidance:

●	While Group revenue on a reported basis was down 1.3%, it was actually up 3.1% on an organic basis at constant rates;

●
At the category contribution level, our New Categories business turned profitable two years ahead of our original target and contributed, at constant rates of exchange, to a £398 million increase to Group profit;

●	Adjusted organic profit from operations was up 3.9% at constant rates of exchange, with another year of 100% operating cash conversion delivery; and

●
We are making good progress on our vision to Build a Smokeless World, with one-sixth of our revenue now coming from smokeless alternatives‡ to cigarettes. In fact, smokeless products already represent over 30% of our revenue in 24 markets around the world.

Given that these results were delivered in a particularly challenging external environment, they are testament to the efforts of everyone across BAT. I thank and congratulate each and every one of our employees.

There were also significant strategic developments during last year that are worth highlighting.

The Board appointed Tadeu as Chief Executive and, together with his refreshed management team, we refined our Group strategy. I will cover this in greater detail shortly.

We also reached a global settlement with Philip Morris International that resolves all ongoing global patent infringement litigation between the parties related to our Heated and Vapour products.

This settlement paves the way for us to focus on developing more innovative solutions that provide adult consumers with an even greater choice of reduced-risk*† products.

And, with much of the preparatory work taking place in 2023, in March this year, we announced the commencement of a share buy-back programme using proceeds from the sale of a part of BAT's shareholding in ITC Limited (ITC).

3.	BAT’S REFINED STRATEGY

Delivering long-term value creation has been a strategic priority at BAT for many years. That has not changed. What has changed is the rate at which consumers, regulators and society are evolving. To keep up with this evolution, succeed, and win, BAT is adapting at pace.

As a Board, our response during 2023 was to refine our Group strategy and purpose to ensure that the business is well positioned to address challenges and seize opportunities.

We took the decision to provide greater clarity on what we meant by our purpose of creating A Better TomorrowTM.

Our vision for what we mean by A Better TomorrowTM has now been set: we are committed to Building a Smokeless World. We will do this by completely switching as many smokers as we can to our reduced-risk*†, smokeless products:

●	By 2035, our aim is to have smokeless products account for at least 50% of our revenues; and

●	By 2030, we aim to have 50 million consumers** of our smokeless products.

We have long been clear that the best choice any adult smoker can make will always be to quit combustible tobacco products entirely. But for those smokers who would otherwise continue to smoke, we believe it is right to offer them a range of reduced-risk*† products.

In short, BAT is committed to switching adult cigarette consumers actively, sustainably and responsibly to reduced-risk*†, smokeless alternatives. In so doing, we will deliver for consumers, investors, our employees and society.

To achieve this, while creating long-term value for shareholders, we have organised our refined strategy around three pillars:

1.	Quality Growth;

2.	Sustainable Future; and

3.	Dynamic Business.

These pillars have been designed to drive improved execution and operational excellence across the business.

A natural extension of the foundations that were laid in 2020, this refined strategy provides greater clarity on what BAT intends to focus on in the years ahead.

Shareholders will have seen in the 2023 Combined Annual and Sustainability Report a full articulation of this refined strategy and the way forward for BAT.

To summarise the three pillars, I would say that Quality Growth identifies the aim to transition to a more balanced focus between top-line and bottom-line delivery.

Sustainable Future is about seeking to actively migrate consumers away from cigarettes to smokeless alternatives sustainably and responsibly.

While Dynamic Business relates to greater discipline in strategic execution: Building a future-fit, data-driven organisation and ensuring we strive for excellence in all of our operations.

These three strategic pillars culminate in a model that applies across all regions and product categories. By focussing our efforts here, we believe we will generate sustainable returns and drive beneficial societal change – a persuasive investment thesis.

4.	CULTURE & VALUES

Of course, it is our employees who will catalyse change as we work to Build a Smokeless World.

BAT’s success is built on its strong corporate culture. Those foundations are even more important for the future.

A culture that is fully aligned with our strategy and values.

A culture that not only attracts and retains the best talent who understand how to achieve  results, but, more importantly, how to achieve those results in the right way.

More than 45,000 employees work across the Group – and they will take BAT to the next level.

It is why, as a Board, we took the time during 2023 to understand, evaluate and endorse the corporate values that we believe are required for success in an evolving world. We did this alongside refining our strategy and by engaging extensively with our employees to help ensure that the result resonates with them.

Following that process, six values have been identified and are being embedded across the Group to ensure all our employees understand how these values underpin our culture. These values are:

1.	Truly inclusive;

2.	Empowered through trust;

3.	Stronger together;

4.	Love our consumer;

5.	Passion to win; and

6.	Do the right thing.

5.	OUTLOOK

Turning to our outlook for 2024, we continue to expect delivery in line with our guidance, of low-single digit organic growth in revenue and adjusted profit from operations, including a 2% transactional FX headwind.

We are making targeted investment choices to drive our medium-term sustainable growth algorithm. Our guidance also reflects ongoing macro-economic pressures, particularly in the U.S. market.

As indicated at our Full-Year results in February, we expect our performance to be second-half weighted for both revenue and profit. We expect this to be mostly driven by:

●	Continued investment in our U.S. commercial plans mainly weighted to the first half;

●	The continued impact of macro pressures and illicit single-use vapes in the U.S.; and

●	The phasing of our rejuvenated innovation pipeline, particularly in Heated Products with the roll-out of glo Hyper Pro and new consumables.

Beyond 2024, we expect a progressive improvement in our delivery which, by 2026, should allow us to achieve 3-5% organic revenue growth and mid-single digit adjusted profit growth from operations, on an organic basis, and at constant rates.

BAT is highly cash generative, and we expect to achieve another year of operating cash conversion above our 90% target.

We are mindful of the importance of disciplined capital allocation and strong shareholder returns. On March 13th we announced the completion of a Block Trade representing 3.5% of the issued ordinary share capital of ITC realising total proceeds of close to £1.6 billion. I am particularly pleased that this has enabled us to announce the commencement of a sustainable share buy-back programme, starting with £700m in 2024, with a further £900m committed for 2025.

The key elements of our capital allocation include:

●	Continued investment in our transformation;

●	Progressive dividends;

●	Continued deleverage toward our recently announced target range of 2-2.5x adjusted net debt / adjusted EBITDA; and

●	Sustainable share buy-backs.

6.	BOARD CHANGES

Moving to our Board composition, this year has seen significant change.

I am very pleased to welcome two new faces to our Board: Murray Kessler and Serpil Timuray.

Both Murray and Serpil joined the Board as independent Non-Executive Directors and members of the Nominations and Remuneration Committees.

Murray has extensive international and leadership experience, particularly in growing consumer product companies and managing regulated businesses. He has held several CEO positions including at Perrigo plc, Lorillard Tobacco Co., and UST LLC as well as being Vice Chair of Altria Group. Prior to joining UST, Murray had a twelve-year career with Campbell Soup Company.

Serpil also brings significant experience in growing international operations. She is currently CEO of Vodafone Investments and is a member of Vodafone Group’s Executive Committee. Her former roles at Vodafone include the CEO of the Europe Cluster, Group Chief Commercial Operations and Strategy Officer, and the Regional CEO of Africa, Middle East, Asia, Pacific. Prior to joining Vodafone, Serpil spent 10 years at Danone, with the last five years as CEO in Turkey. She began her career, and spent eight years at, Procter & Gamble.

Having served as Non-Executive Directors for nine years, Sue Farr and Dimitri Panayotopoulos will step down from the Board with effect from the conclusion of this AGM.

I would like to thank both Sue and Dimitri for their outstanding contributions to the Board over their tenures, including as Senior Independent Directors.

As we say farewell to them, and following the conclusion of this AGM, Holly Keller Koeppel will be appointed as Senior Independent Director, Darrell Thomas will be appointed as Chair of the Audit Committee and Kandy Anand will be appointed as Chair of the Remuneration Committee.

I congratulate Holly, Darrell and Kandy and look forward to continuing the work of the Board with them.

7.	MY THANKS

In closing, I believe we have in place the right strategy, the right people and the right approach to deliver long-term value for shareholders, Build a Smokeless World and create A Better TomorrowTM.

Before we move to the Resolutions, let me thank my fellow Directors on the Board, our Chief Executive, Tadeu Marroco, the management team and all our employees for their hard work in delivering a resilient business performance and setting the strategy for the future during a challenging year.

Notes:

‡ Smokeless products/alternatives refers to Non-Combustibles, including Vapour products, Heated Products, Modern Oral pouches and Traditional Oral

* Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive.

† Our Vapour product Vuse (including Alto, Solo, Ciro and Vibe), and certain products, including Velo, Grizzly, Kodiak, and Camel Snus, which are sold in the U.S., are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

** The number of consumers of Non-Combustible products is defined as the estimated number of Legal Age (minimum 18 years) consumers of the Group’s Non-Combustible products. In markets where regular consumer tracking is in place, this estimate is obtained from adult consumer tracking studies conducted by third parties (including Kantar). In markets where regular consumer tracking is not in place, the number of consumers of Non-Combustible products is derived from volume sales of consumables and devices in such markets, using consumption patterns obtained from other similar markets with consumer tracking (utilising studies conducted by third parties including Kantar).

The number of consumers of Non-Combustible products is used by management to assess the number of consumers regularly using the Group’s New Category products as the increase in Non-Combustible products is a key pillar of the Group’s ESG Ambition and is integral to the sustainability of our business.

The Group’s management believes that this measure is useful to investors given the Group’s ESG ambition and alignment to the sustainability of the business with respect to the Non-Combustibles portfolio.

§ Performance presented excluding businesses sold or acquired that may significantly affect the users understanding of the Group's performance when compared across periods. Organic measures exclude the performance of such businesses in the current and comparator periods to ensure like for like assessment across all periods. In 2021, the Group sold its Iranian business. However, as the Iranian business was not significant to the users’ understanding of that year or subsequent years financial performance, management did not treat the sale of Iranian business as an organic adjustment.

Forward-Looking Statements

These remarks do not constitute an invitation to underwrite, subscribe for, or otherwise acquire or dispose of any BAT shares or other securities. These remarks contain certain forward-looking statements, including “forward-looking” statements made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are often, but not always, made through the use of words or phrases such as "believe," "anticipate," "could," "may," "would," "should," "intend," "plan," "potential," "predict," "will," "expect," "estimate," "project," "positioned," "strategy," "outlook", "target" and similar expressions. These include statements regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the British American Tobacco Group (the “Group”) operates.

In particular, these forward-looking statements include, among other statements, certain statements under the heading “SUMMARY OF 2023 RESULTS”, “BAT’S REFINED STRATEGY”, “OUTLOOK” and “MY THANKS”.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors. It is believed that the expectations reflected in these remarks are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated.

Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of competition from illicit trade; the impact of adverse domestic or international legislation and regulation; the inability to develop, commercialise and deliver the Group’s New Categories strategy; the impact of supply chain disruptions; adverse litigation and dispute outcomes and the effect of such outcomes on the Group’s financial condition; the impact of significant increases or structural changes in tobacco, nicotine and New Categories related taxes; translational and transactional foreign exchange rate exposure; changes or differences in domestic or international economic or political conditions; the ability to maintain credit ratings and to fund the business under the current capital structure; the impact of serious injury, illness or death in the workplace; adverse decisions by domestic or international regulatory bodies; changes in the market position, businesses, financial condition, results of operations or prospects of the Group; direct or indirect adverse impacts associated with Climate Change and the move towards a Circular Economy; and Cyber Security risks caused by the heightened cyber-threat landscape, and the increased digital interactions with consumers, and changes to regulation.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of these remarks and BAT undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

Additional information concerning these and other factors can be found in BAT’s filings with the U.S. Securities and Exchange Commission (“SEC”), including the Annual Report on Form 20-F, filed on February 9, 2024 and Current Reports on Form 6-K, which may be obtained free of charge at the SEC’s website, http://www.sec.gov.

No statement in these remarks is intended to be a profit forecast and no statement in these remarks should be interpreted to mean that earnings per share of BAT for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT.